February 25, 2020

Rick Havenstrite
Chief Executive Officer
Desert Hawk Gold Corp.
1290 Holcomb Avenue
Reno, NV 89502

       Re: Desert Hawk Gold Corp.
           Registration Statement on Form S-1
           Filed February 12, 2020
           File No. 333-236398

Dear Mr. Havenstrite:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1. Based on the filing date of this registration statement, it appears your effective date could be after 45 days but within 90 days of your fiscal year end. As it appears you may not satisfy the conditions of Item 8-08(b) of Regulation S-X, please file your audited financial statements for the fiscal year ended December 31, 2019, prior to the requested date of effectiveness of your registration statement, or provide your analysis of why you believe you are not required to update your financial statements. For additional guidance, please consider Section 1220.3 of the Division's Financial Reporting Manual.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Rick Havenstrite
Desert Hawk Gold Corp.
February 25, 2020
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Kevin
Dougherty, Staff Attorney, at 202-551-3271 with any questions.



                                                           Sincerely,
FirstName LastNameRick Havenstrite
                                                           Division of
Corporation Finance
Comapany NameDesert Hawk Gold Corp.
                                                           Office of Energy &
Transportation
February 25, 2020 Page 2
cc:       Ron Vance, Esq.
FirstName LastName